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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                (Amendment No. 9)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On January 4, 2001, Parent published an advertisement in various Oregon newspapers. The text of the advertisement is attached hereto as Exhibit
(a)(5)(H).

Item 12. Exhibits.

(a)(5)(H) Advertisement first published by Weyerhaeuser Company on January 4, 2001.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                   COMPANY HOLDINGS, INC.,

                                      by

                                             /s/ STEVEN R. ROGEL
                                         ----------------------------------
                                         Name:  Steven R. Rogel
                                         Title: President

                                   WEYERHAEUSER COMPANY,

                                      by

                                            /s/ STEVEN R. ROGEL
                                         ----------------------------------
                                         Name:  Steven R. Rogel
                                         Title: President and Chief
                                                Executive Officer

     Dated: January 4, 2001

                                  EXHIBIT INDEX

Exhibit No.           Description
-----------           -----------

(a)(5)(H) Advertisement first published by Weyerhaeuser Company on January 4, 2001.

                                                               Exhibit (a)(5)(H)

                            WEYERHAEUSER AND OREGON,
                           A CENTURY-OLD PARTNERSHIP.


          GENERATIONS OF OREGONIANS HAVE WORKED TO BUILD WEYERHAEUSER INTO THE PROUD COMPANY IT IS TODAY, WITH OREGON FACILITIES AND TIMBERLANDS REACHING FROM PORTLAND TO MEDFORD. For 98 years, Oregonians have played a significant role in Weyerhaeuser's success, and Weyerhaeuser has been committed to Oregon and its citizens - the people who make this state great. Today we employ approximately 2,800 Oregonians and almost 3,500 of our retirees live here.

          WEYERHAEUSER HAS ALWAYS MADE IT A PRIORITY TO GIVE BACK TO THE COMMUNITIES IN WHICH WE OPERATE. Over the past five years, the Weyerhaeuser Company Foundation has donated more than $3 million to charities throughout Oregon to support needs such as education, human services, community development, arts and culture, and the environment.

          WE ALSO ENCOURAGE OUR EMPLOYEES TO DONATE BOTH TIME AND MONEY TO THEIR LOCAL COMMUNITIES. Through the WAVE program - Weyerhaeuser Active Volunteer Employees - our employees support their communities by initiating projects and nominating local non-profit organizations for charitable grants. Our employees make a difference in Oregon by volunteering thousands of hours to charitable endeavors like Habitat for Humanity and the SMART reading program, as well as partnering with local parks departments to improve green spaces. Also, each year Weyerhaeuser employees donate hundreds of thousands of dollars to the United Way in Oregon. In fact, local Weyerhaeuser employees are among the largest United Way contributors in Lane County.

          OUR COMMITMENT TO OUR COMMUNITIES HAS NOT GONE UNRECOGNIZED. Just this year, our Cottage Grove operations received a SOLV citizenship award for the volunteer work of our employees to help students through three educational partnerships. We're pleased that SOLV, a statewide nonprofit organization, chose to honor our people for the volunteer work they've done to improve the future for Oregon's children.

          WEYERHAEUSER ALSO PLAYS A SIGNIFICANT ROLE IN THE STATE'S ECONOMY. We purchase here in Oregon many of the goods and services used by Weyerhaeuser, contributing hundreds of millions of dollars to the Oregon economy. In 1999, the company paid more than $9 million in Oregon state and local taxes.

          Oregon has some of the most productive land for growing softwood timber in the United States. We're using our leadership position in sustainable timberland management to ensure that future generations have access to the benefits of wood while protecting important natural resources. Every year, we plant more than 4 million trees in Oregon.

          Oregon, you've known us all along - we've been growing together for a century. Thank you for your support. We look forward to continuing our successful partnership.


                           [Weyerhaeuser Company logo]
                             The future is growingTM


Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 4, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire. On December 21, 2000, Weyerhaeuser and CHI filed with the Securities and Exchange Commission a preliminary proxy statement in connection with the election of the nominees of Weyerhaeuser and CHI (the "Weyerhaeuser Nominees") to the Willamette board of directors at the Willamette 2001 annual meeting of shareholders. Weyerhaeuser will prepare and file with the Commission a definitive proxy statement regarding the election of the Weyerhaeuser Nominees and may file other proxy solicitation material regarding the election of the Weyerhaeuser Nominees or the proposed business combination between Weyerhaeuser and Willamette. Investors and security holders are urged to read the definitive proxy statement and any other proxy material, when they become available, because they will contain important information. The definitive proxy statement will be sent to shareholders of Willamette seeking their support of the election of the Weyerhaeuser Nominees to the Willamette board of directors. Investors and security holders may obtain a free copy of the tender offer statement, the definitive proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the definitive proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Willamette shareholders is available in the preliminary proxy statement filed by Weyerhaeuser and CHI with the Commission on
Schedule 14A on December 21, 2000.